®

May 21, 2010

BY OVERNIGHT MAIL AND BY EDGAR

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4631

Re:          E. I. du Pont de Nemours and Company

Definitive Proxy Statement on Schedule 14A filed March 19, 2010

File No. 1-815

Dear Ms. Long:

Below please find the responses (the “Responses”) of E. I. du Pont de Nemours and Company (“DuPont”) to the comment (the “Comment”) set forth in the letter dated May 3, 2010 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to DuPont.  For the convenience of the Staff, DuPont has restated the Comment in italics.

Annual Short-Term Incentives, page 29

1.                                       Please clarify for us, with a view toward disclosure in future filings, how the annual short term incentive amount is determined for each named executive officer.  We note the formula provided on page 30; however, it is unclear what the “Target STIP Percent” is and how it and the various payout factors are determined, including the extent to which they are related to the achievement of any goals identified with respect to the various metrics listed in the table.  Please also clarify what the “Performance %” depicted in the table at the end of the page is, how it is determined and how it relates to the weighting and payout factors.

What is the Target STIP Percent and how is it determined?

Our Short-Term Incentive Program (“STIP”) targets are set as a percent of the midpoint of our salary structure for each salary grade level.  This assures that all employees at a particular salary grade level have the same STIP target opportunity.  Employees, including our Named Executive Officers (“NEOs”), are assigned to a salary grade level, taking into consideration a position’s Market value, the internal value the company places on that position and individual circumstances, such as experience.  The target STIP percent for each salary grade level is reviewed regularly against Market (defined on page 24) and approved annually by the Compensation Committee (or in the case of the CEO, the Board).  So, for example, the salary structure midpoint for Chair/CEO is $1,486,800.  The 2009 target percentage for Chair/CEO was 130%.  The actual calculation of the 2009 Target STIP amount for Ms. Kullman and the other NEOs is detailed in the table below.

Name	DuPont Salary Level Midpoint	*	Target STIP % =	Target STIP $
E. J. Kullman	1,486,800		130%	1,932,840
N.C. Fanandakis	546,000		85%	464,100
J. L. Keefer	608,400		90%	547,560
T. M. Connelly, Jr.	705,600		95%	670,320
J.C. Borel	608,400		90%	547,560
R. R. Goodmanson	819,600		105%	860,580

What is the performance percentage and how is it determined?

There are three separate components that drive performance percentages—corporate performance, business unit performance and individual performance.  See grid on page 30 for more information.

Corporate performance is measured by year over year Earnings Per Share, excluding significant items (“EPS”) growth and is weighted at 20%.  For example, EPS fell 27% year over year resulting in a performance percentage of 73%.

Business unit performance is weighted at 60%, determined separately for each business and measured based on the business’ performance versus budget for the year in the following categories—After-Tax Operating Income (“ATOI”) (15%), Revenue (15%), Cash Flow from Operations (“CFFO”) (10%) and Dynamic Planning Factor (“DPF”) (10%).  Performance at target for each measure would result in a 100% performance percentage.  Because NEOs work across all businesses, their performance percentage is the weighted average of all businesses’ performance.  The weighted average performance percentage for our 23 businesses was 97%.

Individual performance is based on qualitative factors and can be anywhere from 0 to 200%.  For 2009, individual performance percentages ranged from 95% to 150% for the NEOs.

How is the performance percentage related to the achievement of any goals identified with respect to the performance metrics?

The relationship between performance percentage and the relevant performance metrics is described in the paragraphs above.  The individual performance assessment is determined qualitatively (see grid page 30) and was based in part on the achievements described on page 38.

How are the payout factors determined, how are they related to the performance percentage and how does each relate to the weighted factors?

Payout factors are a function of performance percentages.  Corporate and business unit performance percentages are converted to a corresponding payout factor based on the concept of “leverage”, i.e. the relationship between performance for a given metric and its payout factor.  For example, ATOI and CFFO leverage is 2:1 below target and 3:1 above target.  Thus, participants are deducted two percentage points in payout for each one percent change in performance below target, and receive three percentage points in payout for each one percent change in performance above target.

Leverage in our plan is in line with competitive practice and balances our internal approach to goal setting and risk profile as a company.

For example, the corporate performance percentage of 73% translated to an unweighted payout factor of 56%, after applying the concept of leverage.  The business unit performance percentage of 97% translated to an unweighted payout factor of 94%.  Individual performance assessment is the same as the individual payout factor, i.e. there is no concept of leverage.

The three payout factors are then weighted and summed for an overall payout factor.  The weighted payout factors for corporate performance (20% weight) and business unit performance (60% weight) were 11% and 57%, respectively.  The weighted individual payout factors ranged from 19% to 30%.

Component	Performance % =	Payout Factor (Unweighted) *	Weight =	Payout Factor (Weighted)
Corporate (EPS)	73%	56%	20%	11%
Business Unit (Weighted Average of Revenue, ATOI, CFFO, DPF)	97%	94%	60%	57%

As illustrated in the table below, the final STIP is determined by multiplying the target STIP amount by the final total payout factor.

Name	Target STIP $	*	Corporate Payout %	+ Business Unit Payout %	+ Individual Performance % =	TOTAL Payout Factor		Final STIP $
E. J. Kullman	1,932,840		11%	57%	20%	88%		1,698,000	(1)
N.C. Fanandakis	464,100		11%	57%	19%	87%		403,000
J. L. Keefer	547,560		11%	57%	30%	98%		536,000
T. M. Connelly, Jr.	670,320		11%	57%	22%	90%		603,000
J.C. Borel	547,560		11%	57%	22%	90%		492,000
R. R. Goodmanson	860,580		11%	57%	20%	66	%(2)	567,000

(1) Mrs. Kullman’s STIP award for 2009 was calculated at $1.698 million, reflecting the final payout factors based on corporate and business unit financial results (56% and 94%, respectively), and an Individual Performance Assessment of 100%. The combination of corporate, business unit and individual performance resulted in a STIP award that was 88% of target. However, in recognition of the difficult conditions challenging our Company, employees, and stakeholders, Mrs. Kullman requested that her STIP payment be granted at $1.5 million, or 78% of target, compared to an overall weighted payout factor for the organization at 91%.

(2) Reflects proration through September 30, 2009, when Mr. Goodmanson retired.

In connection with our response to the Staff’s Comments, DuPont acknowledges the following:

•                  DuPont is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  DuPont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (302) 774-4141 should you require further information or have any questions.

Very truly yours,

/s/ Ellen Kullman

Ellen Kullman
Chair and Chief Executive Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Telephone: (302) 774-4141
Fax: (302) 773-0737